EXHIBIT 12

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Years Ended June 30					March 31

	2002	2003	2004	2005	2006	2006	2007

EARNINGS, AS DEFINED
Earnings from operations before income taxes
and before adjustments for minority interests
in consolidated subsidiaries and after
eliminating undistributed earnings of equity
method investees	$ 5,837	$ 7,219	$ 9,010	$ 9,954	$ 12,419	$ 9,735	$ 11,552

Fixed charges (excluding capitalized interest)	687	657	719	924	1,242	918	1,100

TOTAL EARNINGS, AS DEFINED	$ 6,524	$ 7,876	$ 9,729	$ 10,878	$ 13,661	$ 10,653	$ 12,652

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$ 603	$ 561	$ 629	$ 869	$ 1,153	$ 843	$ 1,027
1/3 of rental expense	84	96	90	90	122	98	95

TOTAL FIXED CHARGES, AS DEFINED	$ 687	$ 657	$ 719	$ 959	$ 1,275	$ 941	$ 1,122

RATIO OF EARNINGS TO FIXED CHARGES	9.5x	12.0x	13.5x	11.3x	10.7x	11.3x	11.3x